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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1
                            ------------------------

                           MORTON INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                            MORTON ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                             ROHM AND HAAS COMPANY
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                  ------------
                                   619335102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                ROBERT P. VOGEL

                             ROHM AND HAAS COMPANY
                           100 INDEPENDENCE MALL WEST
                        PHILADELPHIA, PENNSYLVANIA 19106
                                 (215) 592-3000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                With a Copy to:
                               WILLIAM E. CURBOW
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                                 (212) 455-2000

                            ------------------------

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                                  TENDER OFFER

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on February 5, 1999 (as amended, the "Schedule 14D-1") relating to the offer by Morton Acquisition Corp. (formerly known as Gershwin Acquisition Corp.), an Indiana corporation ("Purchaser") and a wholly owned subsidiary of Rohm and Haas Company, a Delaware corporation ("Parent"), to purchase up to 80,916,766 shares (representing 67% of the issued and outstanding shares as of January 29, 1999) of common stock, par value $1.00 per share (the "Shares"), of Morton International, Inc., an Indiana corporation (the "Company"), and the associated preferred share purchase rights ("Rights") at a purchase price of $37.125 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent dated February 5, 1999 (the "Offer to Purchase"), as amended as set forth herein, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Rights will expire immediately prior to the consummation of the Offer. Unless the context otherwise requires references herein to "Shares" shall be deemed to include the associated Rights.

     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     Item 1(c) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information in the table accompanying Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase is hereby restated in its entirety as set forth below in order to correct certain typographical errors.

     "6. PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES.

     The Shares are listed on the NYSE under the symbol "MII". The following table sets forth, for each of the fiscal quarters indicated, the high and low sales price per Share on the NYSE and the amount of cash dividends paid per Share, as reported in published financial sources.

                                                                         SALES PRICES
                                                              -----------------------------------
                                                              HIGH       LOW       CASH DIVIDENDS
                                                              ----    ---------    --------------
FISCAL YEAR ENDED JUNE 30, 1997*:
  First Quarter ended September 30, 1996....................  $39 3/4    $33 1/4        $.15
  Second Quarter ended December 31, 1996....................   43         38 1/8         .15
  Third Quarter ended March 31, 1997........................   44 5/8     40             .15
  Fourth Quarter ended June 30, 1997........................   42 7/8     29 7/8         .12

FISCAL YEAR ENDED JUNE 30, 1998:
  First Quarter ended September 30, 1997....................  $35 3/4    $30 1/16       $.12
  Second Quarter ended December 31, 1997....................   35 7/8     31 1/16        .12
  Third Quarter ended March 31, 1998........................   34 7/16     29 13/16       .12
  Fourth Quarter ended June 30, 1998........................   33 1/8     24 13/16       .12

FISCAL YEAR ENDED JUNE 30, 1999:
  First Quarter ended September 30, 1998....................  $25 15/16     21 7/8      $.13
  Second Quarter ended December 31, 1998....................   30 7/16     21 1/8        .13
  Third Quarter through February 4, 1999....................   35 7/8     24 7/16         --**

---------------

 * Stock prices and dividends prior to April 30, 1997 reflect the Company prior to the separation of the Company's automotive safety products business.

** On January 28, 1999, the Company Board declared a regular quarterly cash dividend of $.13 payable on March 8, 1999 to holders of record on February 11, 1999. Shareholders of record on February 11, 1999 will be entitled to receive the cash dividend even if their Shares are purchased in the Offer."

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ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(b) and (c) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information set forth in Section 15 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby restated in its entirety as set forth below in order to conform to the executed copy of the Merger Agreement.

     "15. CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the Offer and subject to the terms of the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer, and may amend or, not prior to the Final Expiration Date, terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) if, prior to the expiration of the Offer, (i) a number of shares of Company Common Stock which, together with any Shares owned by Parent or Purchaser, constitutes at least a majority of the voting power (determined on a fully-diluted basis), on the date of purchase, of all the securities of the Company entitled to vote generally in the election of directors or on a merger shall not have been validly tendered and not properly withdrawn prior to the expiration of the Offer (the "Minimum Condition") or (ii) at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of Shares, any of the following conditions occurs or has occurred and continues to exist:

          (a) there shall have been instituted and pending any suit, action, investigation or proceeding brought by any governmental authority before any federal or state court or any order or preliminary or permanent injunction shall have been entered in any action or proceeding before any federal or state court or governmental, administrative or regulatory authority or agency, or any other action shall have been taken, or statute, rule, regulation, legislation, judgment or order enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Parent, Purchaser, the Company or any subsidiary or affiliate of Purchaser or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency which would reasonably be expected to have the effect of: (i) making illegal, materially delaying or otherwise restraining or prohibiting or making materially more costly the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by Purchaser or any of its affiliates, the consummation of the Merger or materially delaying the Merger; (ii) prohibiting or materially limiting the ownership or operation by the Company or any of its subsidiaries or Parent, Purchaser or any of Parent's affiliates of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and any of its subsidiaries, taken as a whole, or compelling Parent, Purchaser or any of Parent's subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company and any of its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as a result of the transactions contemplated by the Offer or the Merger Agreement; (iii) imposing or confirming material limitations on the ability of Parent, Purchaser or any of Parent's affiliates effectively to acquire or hold or to exercise full rights of ownership of Shares, including but not limited to the right to vote any Shares acquired or owned by Parent or Purchaser or any of its affiliates on all matters properly presented to the shareholders of the Company, including but not limited to the adoption and approval of the Merger Agreement and the Merger or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company; or (iv) requiring divestiture by Parent or Purchaser or any of their affiliates of any Shares, except, in the case of clauses (i) through (iv), where such events are consistent with or result from Parent's and the Company's obligations under Section 6.9 of the Merger Agreement ("Further Action; Reasonable Best Efforts");

          (b) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to Material Adverse Effect shall not be true and correct, or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case
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     as if such representations and warranties were made at the time of such determination (other than to the extent such representations and warranties are made as of a specified date, in which case, such representations and warranties shall not be so true and correct as of such date);

          (c) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

          (d) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been amended or terminated with the consent of the Company; or

          (e) (i) any waiting periods under the HSR Act shall not have expired or been terminated and the EU Approval shall not have been received, in each case to the extent applicable to the purchase of Shares pursuant to the Offer; and (ii) any applicable waiting periods applicable to the purchase of Shares pursuant to the Offer under any laws or regulations of any foreign jurisdiction in which either the Company or Parent (directly or through subsidiaries, in each case) has material assets or conducts material operations, shall not have expired or been terminated, or any regulatory approval applicable to the purchase of Shares pursuant to the Offer shall not have been obtained, other than such failures to obtain, expire, terminate or receive as would not have a Material Adverse Effect on Parent or the Company which, in the reasonable judgment of Purchaser with respect to each and every matter referred to above and regardless of the circumstances (including any action or inaction by Purchaser or any of its affiliates but subject to the terms of the Merger Agreement) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

     The foregoing conditions are for the benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Merger Agreement). The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time."

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     Exhibit (c)(1) is hereby amended and supplemented by substituting the following Merger Agreement for the Merger Agreement filed with the Schedule 14D-1 on February 5, 1999 in order to conform with the executed copy of the Merger Agreement.

     (c)(1) Agreement and Plan of Merger, dated as of January 31, 1999, by and among Rohm and Haas Company, Gershwin Acquisition Corp. (now known as Morton Acquisition Corp.) and Morton International, Inc.

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                          MORTON ACQUISITION CORP.

                                          BY:      /s/ GAIL P. GRANOFF

                                            ------------------------------------
                                            NAME: Gail P. Granoff
                                            TITLE: Secretary and Assistant
                                              Treasurer

                                          ROHM AND HAAS COMPANY

                                          BY:    /s/ J. LAWRENCE WILSON

                                            ------------------------------------
                                            NAME: J. Lawrence Wilson
                                            TITLE: Chairman and Chief Executive
                                                   Officer

Dated: February 11, 1999

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                               INDEX TO EXHIBITS

EXHIBIT                                                                   PAGE
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
(c)(1)    Agreement and Plan of Merger, dated as of January 31, 1999, by and among Rohm and Haas Company, Gershwin Acquisition
          Corp. (now known as Morton Acquisition Corp.) and Morton
          International, Inc..........................................

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